September 25, 2009

David W. Gifford
Chief Financial Officer
First Place Financial Corp.
185 E. Market Street
Warren, Ohio 44481

Re: First Place Financial Corp.
Item 4.01 Form 8-K/A#1 and Form 8-K/A#2 Filed September 17, 2009 and
September 24, 2009
File No. 000-25049

Dear Mr. Gifford:

        We have completed our review of your Form 8-Ks and have no further comments at this time.

                                    Sincerely,

                                    Chris Harley
                                    Reviewing Accountant